CIM Real Estate Finance Trust, Inc.

2398 East Camelback Road, 4th Floor

Phoenix, Arizona 85016

November 9, 2020

VIA EDGAR

Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald (Ron) Alper

Re:	CIM Real Estate Finance Trust, Inc.
Registration Statement on Form S-4
File No. 333-249292

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, CIM Real Estate Finance Trust, Inc. hereby requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 4:00 p.m., Eastern Time, on November 10, 2020, or as soon as practicable thereafter.

Please contact Patrick S. Brown of Sullivan & Cromwell LLP via telephone at (310) 712-6603 or via e-mail at brownp@sullcrom.com with any questions you may have. In addition, please notify Mr. Brown when this request for acceleration has been granted.

Sincerely,

/s/ Nathan D. DeBacker
Name:	Nathan D. DeBacker
Title:	Chief Financial Officer and Treasurer

cc:	Patrick S. Brown
A. Taylor Lackey
(Sullivan & Cromwell LLP)